

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 18, 2008

By U.S. mail and facsimile
Mr. John Schuster
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, NY 10005-1702

Re: Energy Partners, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 1, 2007

Form 10-Q for Fiscal Quarter ended March 31, 2007
Filed May 3, 2007

Form 10-Q for Fiscal Quarter ended June 30, 2007
Filed August 8, 2007

Form 10-Q for Fiscal Quarter ended September 30, 2007
Filed November 11, 2007

Schedule 14A
Filed May 4, 2007

File No. 001-16179

Response letter received December 20, 2007

Dear Mr. Schuster:

We have reviewed the filings of Energy Partners Ltd. and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us

with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A, Filed May 4, 2007

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Executive Compensation

Compensation Discussion and Analysis, page 11

General

2.   We note your response to our prior comment 11. Explain why the company uses different peer groups in determining annual salary and whether performance goals are met.

Annual Compensation, page 11

3.   We note your response to our prior comment 12. Provide a discussion of why the Committee made the awards it did. It appears that only two of five goals were met, but that the committee awarded a bonus of 68% of target. State whether the goals are weighted.

10-K for fiscal year end December 31, 2006

Exhibit 99.2

4.   We note that Exhibit 99.2, which is the cover letter to the Ryder Scott reserve report, contains volumes and values of unproved reserves. Please confirm to us that in all future filings you will only disclose volumes, values and information of proved reserves. See Instruction 5 of Item 102 of Regulation S-K

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg